Filed by Golden Star Resources pursuant to Rule 425
under the Securities Act of 1933

Registration statement file number: 333-116350

Subject Company: IAMGOLD
IAMGOLD Commission File Number 1-31528

TSX: GSC	NEWS RELEASE	AMEX: GSS

FOR IMMEDIATE RELEASE: June 10, 2004

GOLDEN STAR REQUESTS INDEPENDENT CHAIR FOR
IAMGOLD SHAREHOLDERS’ MEETING

Denver, June 10, 2004 — Golden Star Resources Ltd. (“Golden Star”) (TSX:GSC; AMEX:GSS) today announced that it has asked IAMGold Corporation (“IAMGold”) (TSX:IMG; AMEX:IAG) to appoint an independent chair for its shareholder meeting scheduled for June 29, 2004.

At that meeting, postponed by the Ontario Superior Court of Justice on June 8, IAMGold shareholders will vote on a proposed transaction with Wheaton River Minerals Ltd.

In a letter sent to IAMGold today, Peter Bradford, President and Chief Executive Officer of Golden Star said: “Given the competing proposed transactions which shareholders are being asked to consider, we respectfully request that the IAMGold shareholders meeting on June 29th be chaired by an Independent Chair with access to his or her own legal counsel.

“Given that the directors of IAMGold have unanimously supported the Wheaton River transaction, we think this would provide additional comfort that the meeting will run smoothly and that all registered and non-registered shareholders will be enfranchised. The Independent Chair would not only conduct the meeting but establish detailed rules for the delivery and revocation of proxies and rule on the acceptability of specific proxies in the event there is any issue.”

Golden Star requested that the proxy deadline for the IAMGold meeting be set for 5:00 p.m. on June 28, 2004.

Golden Star also requested the opportunity to conduct timely due diligence to meet one of the conditions of its offer. As previously announced today, Golden Star filed its formal offer for all of the common shares of IAMGold with securities regulators in Canada and the United States and is mailing its offering circular and related documents to IAMGold shareholders. The offer is to expire on July 16, 2004.

BMO Nesbitt Burns is acting as Golden Star’s financial advisor in connection with the offer and Fasken Martineau DuMoulin LLP is acting as Golden Star’s Canadian legal advisor.

For further information about the offer, IAMGold shareholders can contact Innisfree M&A Incorporated at 1-877-750-5837 (English speakers) or 1-877-750-9499 (French speakers) or BMO Nesbitt Burns at 1-866-758-9860.

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea open-pit gold mine and the nearby Wassa gold project, which is expected to commence production mid-year. Both mines, which are expected to produce over 350,000 ounces in 2005, are located in Ghana in the immediate vicinity of two of IAMGold’s joint venture mines. In addition, Golden Star has a majority interest in the currently inactive Prestea Underground Mine on the Bogoso/Prestea property, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Golden Star has approximately 139 million common shares outstanding.

Cautionary Statements

Statements Regarding Forward-Looking Information: Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding estimated production, synergies and the accretive nature of the proposed transaction, the benefits of the transaction proposed by Golden Star and the development potential of Golden Star’s properties. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tonnes mined, crushed or milled; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; fluctuations in gold price and costs; lack of IAMGold shareholder support for the transaction proposed by Golden Star; the business of Golden Star and IAMGold may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected combination benefits from the Golden Star/IAMGold transaction may not be fully realized or realized within the expected time frame. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in our Form 10-K for 2003. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in

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this press release represent management’s estimate as of any date other than the date of this press release.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or IAMGold. Such an offer may only be made pursuant to a registration statement and prospectus filed with the U.S. Securities and Exchange Commission and offer to purchase and circular filed with Canadian securities regulatory authorities. Golden Star has filed with the U.S. Securities and Exchange Commission a Registration Statement on SEC Form S-4, and is mailing an Offer Circular and Prospectus to IAMGold stockholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, THE OFFER CIRCULAR AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado USA 80127-6312, telephone no. (303) 830-9000, toll free no. (800) 553-8436.

For further information please contact:

GOLDEN STAR RESOURCES LTD.

Company Contacts

Peter Bradford, President and Chief Executive Officer
+1 303 894 4613

Allan Marter, Senior Vice President and Chief Financial Officer
+1 303 894 4631

Bruce Higson-Smith, Vice President Corporate Development
+1 303 894 4622

Media Contact

John Lute, Lute & Company
+1 416 929 5883, jlute@luteco.com

Investor Information

Darin Smith, BMO Nesbitt Burns Inc.
1-866-758-9860

Alan Miller, Innisfree M&A Incorporated
+1-212-750-5833

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